Exhibit 99.2

Nokia Corporation Corporate Governance Statement 2024

2 Select highlights in our corporate governance during 2024 ■ At the 2024 Annual General Meeting our shareholders continued to show remarkably strong support for the Board’s proposals. We continued applying the individual director election method, and for the first time, our shareholders elected a sustainability reporting assurer, in line with the regulation implementing the EU Corporate Sustainability Reporting Directive. ■ The Board established a new Strategy Committee for the purpose of assisting the Board with respect to various strategic initiatives related to developing our corporate and business strategies and capturing the strategic opportunities identified under them. ■ To ensure the innovative and responsible use of AI, we established a comprehensive AI governance framework at Nokia in 2024, including a central steering committee and a separate AI governance board for the group-level policies and procedures, incident reporting, coordination and for related communications. ■ During the year, we had the pleasure to host several meetings with our largest shareholders to discuss Nokia’s approach to sustainability, remuneration and governance, and their expectations in these areas. This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act (2012/746, as amended) and the Finnish Corporate Governance Code 2025 (the “Finnish Corporate Governance Code”). Regulatory framework Our corporate governance practices comply with Finnish laws and regulations, our Articles of Association approved by the shareholders and corporate governance guidelines (“Corporate Governance Guidelines”) adopted by the Board of Directors. The Corporate Governance Guidelines reflect our commitment to strong corporate governance. They include the directors’ responsibilities, the composition and election of the members of the Board and its Committees, and certain other matters relating to corporate governance. We also comply with the Finnish Corporate Governance Code adopted by the Securities Market Association. We follow the rules and recommendations of Nasdaq Helsinki and Euronext Paris as applicable to us due to the listing of our shares on these exchanges. Furthermore, as a result of the listing of our American Depositary Shares on the New York Stock Exchange (NYSE) and our registration under the U.S. Securities Exchange Act of 1934, we follow the applicable U.S. federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer. To the extent compliance with any non-domestic rules would conflict with the laws of Finland, we are obliged to comply with Finnish laws and applicable regulations. There are no significant differences in the corporate governance practices applied by Nokia compared with those applied by U.S. companies under the NYSE corporate governance standards with the exception that Nokia complies with Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of delivery of the shares unless shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The NYSE corporate governance standards require that equity compensation plans are approved by the company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic corporate governance standards. In addition to the Corporate Governance Guidelines, the Committees of the Board have adopted charters that define each Committee’s main duties and operating principles. The Board has also adopted the Code of Conduct that applies to directors, executives, and employees of Nokia, as well as employees of Nokia’s subsidiaries and affiliated companies (such as joint ventures) in which Nokia owns a majority of the shares or exercises effective control. Furthermore, the Board has adopted the Code of Ethics and Executive Officer Clawback Policy applicable to our key executives, including the President and CEO, CFO and Corporate Controller. Business overview Corporate governance Board review Financial statements Other information 32 Corporate governance statement Nokia in 2024 Corporate governance statement “In 2024, we continued delivering on Nokia’s commitment to strong corporate governance and related practices. To do that, the activities of the Board of Directors are structured to develop the Company’s strategy and to enable the Board to support and oversee management on its delivery within a transparent governance framework.”

3 Main corporate governance bodies of Nokia Pursuant to the provisions of the Finnish Limited Liability Companies Act (2006/624, as amended) (the “Finnish Companies Act”), the legislation under which Nokia operates, and Nokia’s Articles of Association, the control and management of Nokia are divided among shareholders at a general meeting, the Board, the President and CEO and the Group Leadership Team, chaired by the President and CEO. General Meeting of Shareholders Nokia’s shareholders play a key role in corporate governance, with our Annual General Meeting offering a regular opportunity to exercise their decision-making power in Nokia. In addition, at the meeting the shareholders may exercise their right to speak and ask questions. Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. The Annual General Meeting decides, among other things, on the election and remuneration of the Board, the adoption of annual accounts, the authorization for the Board to distribute dividend or other assets, discharging the members of the Board and the President and CEO from liability, as well as on the election and fees of the external auditor and the sustainability reporting assurer. The Remuneration Policy is presented to the general meeting at least every four years and the Remuneration Report annually. Resolutions of the general meeting regarding the policy and the report are advisory in nature. In addition to the Annual General Meeting, an Extraordinary General Meeting may be convened when the Board considers such a meeting to be necessary, or when the provisions of the Finnish Companies Act mandate that such a meeting must be held. The Finnish Companies Act was amended in 2022 to enable and promote limited liability companies to hold hybrid and virtual-only general meetings. A virtual general meeting, as defined by the Finnish Companies Act, is a meeting held without a physical meeting venue, where shareholders must be able to exercise their shareholder rights in full by virtual means, including voting in real time and asking questions orally during the meeting. The Finnish legislation can be considered a leading example of protecting shareholders’ rights in virtual general meetings. Once reliable technical methods for the virtual meeting and automated foreign shareholder identification become available in Finland, virtual general meetings are expected to improve the position of nominee-registered private shareholders residing outside of Finland, who may have been unable to attend the general meeting in person or be represented by proxy. The reduced carbon footprint is also one of the benefits of virtual general meetings. Annual General Meeting 2024 and 2025 The Annual General Meeting 2024 took place at the Helsinki Expo and Convention Centre, on 3 April 2024. We were pleased to see the high number of votes cast as well as the strong shareholder support received for the Board’s proposals. For the third consecutive year, the turnout for the vote stood at a record-high level. A total of 77 606 shareholders representing approximately 3 305 million shares and 58.88% of all the shares and votes in the Company participated the Annual General Meeting. On the other hand, after the COVID-pandemic, we once again saw a lower number of shareholders attending in person than in previous years. To facilitate shareholder participation and options to follow the meeting in alternative ways, the Company offered the opportunity to cast votes in advance and to follow the meeting and ask questions through a live webcast. Nokia Corporation’s Annual General Meeting 2025 is planned to be held on 29 April 2025. The Board’s proposals to the Annual General Meeting 2025 were published on 30 January 2025. Business overview Corporate governance Board review Financial statements Other information 33 Corporate governance statement continued Nokia in 2024 Corporate governance framework

4 Board of Directors The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act, Nokia’s Articles of Association and any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and the charters of the Board’s Committees. Election and composition of the Board of Directors Pursuant to our Articles of Association, we have a Board that is composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected at least annually at each Annual General Meeting. The candidates are considered individually and those receiving the most votes shall be elected pursuant to the Finnish Companies Act. The term of the Board members begins at the close of the general meeting at which they were elected and expires at the close of the following Annual General Meeting. The Annual General Meeting convenes by 30 June annually. Our Board’s leadership structure consists of a Chair and Vice Chair elected annually by the Board and confirmed by the independent directors of the Board upon the recommendation of the Corporate Governance and Nomination Committee. The Chair of the Board has certain specific duties as stipulated by Finnish law and our Corporate Governance Guidelines. The Vice Chair assumes the duties of the Chair of the Board in the event the Chair is prevented from performing his or her duties. The independent directors of the new Board confirm the election of the members and chairs for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each Committee’s qualification standards. These elections take place at the Board’s assembly meeting following the general meeting. The Corporate Governance and Nomination Committee aims to continually renew the Board to have an efficient Board of international professionals with a diverse mix of skills, experience and other personal qualities in line with the diversity principles established by the Board. The Committee considers potential director candidates based on the short-and long-term needs of the Company. In the process of identifying and selecting the candidates matching these needs and desired profiles, the Committee engages recruitment firms and external advisers. Board independence In accordance with the Corporate Governance Guidelines adopted by the Board of Directors, the Nokia Board shall have a majority of directors who meet the criteria for independence as defined by the Finnish Corporate Governance Code (independent of both the Company and any significant shareholders who hold at least 10% or more of the total shares or voting rights of the Company) and the rules of the NYSE. Furthermore, all of the members of the Board Committees shall be independent Directors under the relevant criteria for independence required by the Finnish Corporate Governance Code and the applicable rules of the NYSE. The Board will monitor its compliance with these requirements for director independence on an ongoing basis. Each independent director is expected to notify the Chair of the Corporate Governance and Nomination Committee, as soon as reasonably practicable, in the event that his or her personal circumstances change in a manner that may affect the Board’s evaluation of such director’s independence. The Board of Directors evaluates the independence of its members annually and, in addition to this, on a continuous basis with the assistance of the Corporate Governance and Nomination Committee. Board diversity The Board has adopted principles concerning Board diversity describing our commitment to promoting a diverse Board composition and how diversity is embedded into our processes and practices when identifying and proposing new Board candidates, as well as when proposing re-election of current Board members. At Nokia, diversity is not a static concept but rather a relevant mix of required elements for the Board as a whole that evolves with time based on, among other things, the relevant business objectives and future needs of Nokia. Board diversity is treated as a means of improvement and development rather than an end in itself. Diversity of our Board is considered from a number of aspects including, but not limited to, skills and experience, tenure, age, nationality, ethnicity, cultural and educational backgrounds, gender, as well as other individual qualities. Business overview Corporate governance Board review Financial statements Other information 34 Corporate governance statement continued Nokia in 2024

5 We report annually on our objectives relating to equal representation of genders and the progress we make. For many years, we have met our target of having at least 40% of the Director positions held by members of underrepresented gender in the Board composition. In the current Board composition, 40% of the Board members are female and also in the Board composition proposed to the Annual General Meeting 2025, 40% of the Board members are female. We currently have a diverse Board composition in line with the Board’s diversity principles. There are six different nationalities and a rather wide age and tenure range represented on the Board. Each Board member has a unique skill set that supports Nokia's business and relevant areas of expertise close to the business. These primary areas of expertise of the current and proposed new Board members that are relevant to our business have been highlighted in the skills matrix. Current members of the Board of Directors The Annual General Meeting held on 3 April 2024 elected ten members to the Board for a term ending at the close of the next Annual General Meeting. Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö were re-elected as Board members. Mike McNamara was elected as a new Board member. Following the meeting, the Board re-elected Sari Baldauf to serve as Chair and re-elected Søren Skou as Vice Chair of the Board for the same term. The current members of the Board are all non-executive and for the term that began at the Annual General Meeting 2024, all Board members were determined to be independent of Nokia and its significant shareholders under the Finnish Corporate Governance Code and the NYSE rules, as applicable. In addition to biographical information of the Board members, the table in the upper right corner sets forth the number of shares and American Depositary Shares (ADSs) held by the Board members. As at 31 December 2024, they held a total of 1 056 085 shares and ADSs in Nokia, representing approximately 0.02% of our total shares and voting rights excluding shares held by the Nokia Group. Biographical details of the Board members Gender Year of Birth Nationality Tenure(1) Independent of the company and major shareholders Shares(2) ADSs(2) Sari Baldauf (Chair) Female 1955 Finnish 6 Independent 343 568 Søren Skou (Vice Chair) Male 1964 Danish 5 Independent 114 397 Timo Ahopelto Male 1975 Finnish 1 Independent 45 350 Elizabeth Crain Female 1964 American 1 Independent 47 843 Thomas Dannenfeldt Male 1966 German 4 Independent 144 948 Lisa Hook Female 1958 American 2 Independent 59 558 Mike McNamara Male 1964 Irish 0 Independent 23 932 Thomas Saueressig Male 1985 German 2 Independent 56 928 Carla Smits-Nusteling Female 1966 Dutch 8 Independent 160 475 Kai Öistämö Male 1964 Finnish 2 Independent 59 086 (1) Terms as Nokia Board member before the Annual General Meeting on 3 April 2024. (2) The number of shares or ADSs includes shares and ADSs received as director compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. Experience and primary skills of the Board members Business Exec. role with P&L responsibility External boardroom roles/ Governance Finance and accounting Legal/Public policy/ Compliance Communications service provider market segment Enterprise market segment Technology Cybersecurity Environmental/ Social issues Current Board members Sari Baldauf ✔ ✔ ✔ ✔ ✔ ✔ Søren Skou ✔ ✔ ✔ ✔ ✔ Timo Ahopelto ✔ ✔ ✔ ✔ ✔ Elizabeth Crain ✔ ✔ ✔ ✔ Thomas Dannenfeldt ✔ ✔ ✔ ✔ ✔ Lisa Hook ✔ ✔ ✔ ✔ ✔ ✔ ✔ Mike McNamara ✔ ✔ ✔ ✔ ✔ Thomas Saueressig ✔ ✔ ✔ ✔ ✔ ✔ ✔ Carla Smits-Nusteling ✔ ✔ ✔ ✔ Kai Öistämö ✔ ✔ ✔ ✔ ✔ ✔ Proposed new Board members Pernille Erenbjerg ✔ ✔ ✔ ✔ ✔ ✔ ✔ Timo Ihamuotila ✔ ✔ ✔ ✔ Business overview Corporate governance Board review Financial statements Other information 35 Corporate governance statement continued Nokia in 2024

6 Director time commitments The Corporate Governance and Nomination Committee monitors closely the time commitments of the Board members and annually reviews the Directors’ attendance rate at the Board and Committee meetings to ensure they are able to devote the appropriate time to the Company to carry out their duties and responsibilities. The Corporate Governance Guidelines of the Board include numerical limits and a process for pre-clearance of new roles in public companies. Directors should not serve on more than four other boards of public companies in addition to the Nokia Board, and on no more than three other boards of public companies in addition to the Nokia Board, in cases where they serve as board chair or lead independent director outside the Nokia Board. The Audit Committee members should not serve on more than two other audit committees of public companies in addition to the Nokia Audit Committee. No positions in excess of these limits may be held without prior consent by the Chair of the Board and the Chair of the Corporate Governance and Nomination Committee determining that such positions would not impair the Director’s service on the Nokia Board or Audit Committee. The Corporate Governance and Nomination Committee will annually, ahead of preparing the proposal on the Board composition, review and assess the Directors’ current and planned time commitments outside the Company to seek affirmation that all Directors acknowledge the time commitment principles set forth in the Corporate Governance Guidelines of the Board. The Committee also reviews under its related guidelines and procedure the proposed new Director candidates’ time commitments during the proposed term to ensure that they are able to dedicate sufficient time to their responsibilities on the Nokia Board. As part of the assessment, the proposed new Directors may have been required to reduce their current commitments during a short transition period before the next Annual General Meeting following their appointment. Proposed members of the Board of Directors Proposals of the Board of Directors to the Annual General Meeting 2025 were published on 30 January 2025. On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten. Søren Skou and Carla Smits-Nusteling have informed the Committee that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Consequently, on the recommendation of the Corporate Governance and Nomination Committee, the Board proposes that the following eight current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig and Kai Öistämö. Furthermore, the Board proposes, on the recommendation of the Corporate Governance and Nomination Committee, that Pernille Erenbjerg, Danish citizen, former CEO and President of TDC Group; and Timo Ihamuotila, Finnish citizen, Chief Financial Officer of ABB Ltd, be elected to the Board for a term ending at the close of the next Annual General Meeting. Pernille Erenbjerg has a strong background in financial management, corporate leadership, and board governance as well as broad experience from the telecoms, media and tech industries. Timo Ihamuotila is a former Chief Financial Officer of Nokia 2009– 2016 and a member of the Nokia Group Leadership Team 2007–2016, with a total of more than 20 years of work experience at Nokia. Timo Ihamuotila will bring extensive financial expertise, strategic leadership, and a deep understanding of global markets to the Board, along with experience in the communications, software and services industries. The candidates’ complementary skills will enhance the Board's ability to navigate complex financial landscapes, drive strategic initiatives, and ensure robust corporate governance. The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors that Sari Baldauf be re-elected to serve as Chair of the Board and Timo Ihamuotila be elected to serve as Vice Chair of the Board, subject to their election to the Board of Directors. The Board composition proposed to the Annual General Meeting 2025 has representation of five nationalities and 40% of the proposed members are female. The proposed members of the Board are non-executive and for the term beginning at the Annual General Meeting 2025 they have been determined to be independent of Nokia and its significant shareholders under the Finnish Corporate Governance Code and the rules of the NYSE. Any possible changes impacting the independence assessment would be assessed as of the date of the Annual General Meeting. The Corporate Governance and Nomination Committee has prepared the composition of the Board of Directors to the Annual General Meeting 2025 after assessing proposed Directors’ external time commitments, and taken into account shareholders’ expectations in this regard. Timo Ihamuotila has confirmed to the Corporate Governance and Nomination Committee that he will be reducing his mandates in public companies by one position before the next Annual General Meeting following his appointment to the Nokia Board. Nokia is proud to continue to be among the first Finnish listed companies providing its shareholders with the opportunity to consider each Director candidate individually since our Annual General Meeting 2023, in line with the global market practice. Business overview Corporate governance Board review Financial statements Other information 36 Corporate governance statement continued Nokia in 2024

7 Biographical details of our current Board members Chair Sari Baldauf Vice Chair Søren Skou Timo Ahopelto Elizabeth Crain b. 1955 b. 1964 b. 1975 b. 1964 Chair of the Nokia Board since 2020. Nokia Board member since 2018. Member of the Corporate Governance and Nomination Committee, the Personnel Committee and the Strategy Committee. Master of Business Administration, Helsinki School of Economics and Business Administration, Finland. Bachelor of Science, Helsinki School of Economics and Business Administration, Finland. Honorary doctorates in Technology (Helsinki University of Technology, Finland) and Business Administration (Turku School of Economics and Business Administration and Aalto University School of Business, Finland). Executive Vice President and General Manager, Networks Business Group, Nokia 1998–2005. Various executive positions at Nokia in Finland and in the United States 1983–1998. Chair of the Board of the Finnish Climate Leadership Coalition (CLC). Senior Advisor of DevCo Partners Oy. Member of the Board of Technology Industries of Finland 2021–2023. Member of the Board of Directors of Aalto University 2018–2023. Member of the Supervisory Board of Mercedes-Benz Group AG 2008–2023. Member of the Supervisory Board of Deutsche Telekom AG 2012–2018. Chair of the Board of Directors of Fortum Corporation 2011– 2018. Member of the Board of Directors of Akzo Nobel 2012–2017. Vice Chair of Nokia Board since 2022. Nokia Board member since 2019. Chair of the Corporate Governance and Nomination Committee and member of the Strategy Committee. MBA (honours), IMD, Switzerland. Bachelor of Business Administration, Copenhagen Business School, Denmark. Maersk International Shipping Education (M.I.S.E.). Chief Executive Officer of A.P. Møller – Mærsk A/S 2016–2022. Chief Executive Officer of Maersk Line 2012–2016. Chief Executive Officer of Maersk Tankers 2001–2011. Variety of executive roles, senior positions and other roles at A.P. Møller – Mærsk since 1983. Chair of the Board of the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping (a not-for-profit foundation). Chair of the Board of HES International. Chair of of the Board of Controlant hf. Chair of the Board of Bygma A/S. Member of the Board of CV Obel A/S. Senior Advisor to Global Infrastructure Partners (GIP), Chair of GIP portfolio Companies VTG GmbH and Skyborn Renewables GmbH. Founding Partner of Lifeline Ventures. Nokia Board member since 2023. Member of the Personnel Committee and the Technology Committee. Master’s degree in Industrial Management, Helsinki University of Technology, Finland. Head of Strategy and Business Development, Blyk 2006–2009. Founding CEO, Vice President of Worldwide Commercial Operations, CRF Health 2000–2006. Consultant, McKinsey & Company 1999–2000. Chair of the Board of Directors of Canatu Plc (former Lifeline SPAC I Plc). Chair of the Board of Finnish Startup Community. Member of the Board of Directors of Solidium Oy and various other board positions in private companies. Member of the Board of Directors of Digital Workforce Services Plc 2016–2025. Member of the Board of Finnish Business and Policy Forum EVA and Research Institute for Finnish Economy (ETLA) 2015–2024. Member of the Board of Directors of Tietoevry Corporation 2017– 2023. Chair of the Board of Slush Conference 2018–2023 and member of the Board 2013–2018. Member of the Board of Business Finland 2014–2020. Member of the Board, Startup Foundation 2015–2018. Nokia Board member since 2023. Chair of the Strategy Committee and member of the Personnel Committee. MBA, the Wharton School at the University of Pennsylvania, United States. Bachelor of Science in Economics, Arizona State University, United States. Advisory Partner, the Consello Group. Co-Founder of Moelis & Company; served as the Chief Operating Officer 2007–2023. Managing Director, Office of the CEO at UBS Investment Bank 2005–2007. Chief Operating Officer and Chief Administrative Officer of the UBS Investment Banking Department Americas franchise 2001–2005. Investment Principal, McCown De Leeuw & Company 2000–2001. Investment Principal, Morgan Stanley Capital Partners 1997–2000. Vice President, Investment Banking, Merrill Lynch & Co. 1994–1997. Associate, Investment Banking, J.P. Morgan Securities 1992–1994. Analyst, Merrill Lynch & Co. 1988–1990. Trustee Emeritus, The Royal Academy Trust, London. Member of the Board of Directors of Exscientia Plc 2021–2024. Member of the Board of Directors of Moelis & Company 2017–2021. Business overview Corporate governance Board review Financial statements Other information 37 Corporate governance statement continued Nokia in 2024

8 Biographical details of our current Board members continued Thomas Dannenfeldt Lisa Hook Mike McNamara b. 1966 b. 1958 b. 1964 Nokia Board member since 2020. Chair of the Personnel Committee and member of the Audit Committee and the Strategy Committee. Degree in Mathematics, University of Trier, Germany. Chief Financial Officer of Deutsche Telekom AG 2014–2018. Chief Financial Officer of Deutsche Telekom’s German operations 2010–2014. Various operational positions (sales, marketing, customer care, finance and procurement in fixed and mobile business, national and international positions) at Deutsche Telekom 1992–2010. Chair of the Supervisory Board of Ceconomy AG and Chair of the Presidential Committee and Strategy Committee. Member of the Board of Advisors at axxessio GmbH. Member of the Board of Directors of T-Mobile US Inc. 2013–2018. Member of the Board of Directors of Buy-In 2013– 2018. Chair of the Board of Directors of T-Systems International 2013–2018. Chair of the Board of Directors of EE Ltd. 2014–2016. Nokia Board member since 2022. Member of the Audit Committee, the Corporate Governance and Nomination Committee and the Strategy Committee. Juris Doctorate, Dickinson School of Law at Pennsylvania State University, United States. Bachelor’s degree in Public Policy, Duke University, United States. President and CEO of Neustar, Inc. 2010– 2018 and COO 2008–2010. President and CEO of Sunrocket, Inc. 2006–2007. Executive positions at America Online, Inc. 2000–2004. Previous positions as Partner at Brera Capital Partners, managing director of Alpine Capital Group, LLC., various executive positions at Time Warner, Inc., legal adviser to the Chairman of the Federal Communications Commission, and General Counsel of the Cable Group at Viacom International, Inc. Member of the Board of Directors of FIS Global Inc. Lead Independent Director of the Board of Directors of Philip Morris International. Member of the Board of Zayo Group. Chair of Advisory Board of Trilantic Capital Partners. Member of the US National Security Telecommunications Advisory Committee. Member of the Board of Directors of Ritchie Bros. Auctioneers Inc. 2021–2023, Ping Identity Holding Corp. 2019–2022, Partners Group Holdings 2020–2021, Unisys Corp. 2019–2021, Neustar, Inc. 2010–2019 and RELX Plc 2006–2016. Nokia Board member since 2024. Member of the Audit Committee and the Technology Committee. Bachelor of Engineering, University College Dublin, Ireland. Strategic Advisor, Target Corporation 2022–2023. Executive Vice President and Chief Information Officer, Target Corporation 2015–2022. Chief Information Officer, Tesco 2011–2015. Director of Operations Development and IT, Tesco 2006–2011. Chief Technology Officer Tesco.com, Tesco 1999–2006. Senior Manager, Accenture 1991–1998. Computer Programmer, British Telecom 1989–1991. Member of the Board of Directors of Hawaiian Holdings, Inc. 2020–2024. Business overview Corporate governance Board review Financial statements Other information 38 Corporate governance statement continued Nokia in 2024

9 Biographical details of our current Board members continued Thomas Saueressig Carla Smits-Nusteling Kai Öistämö b. 1985 b. 1966 b. 1964 Member of the Executive Board of SAP SE and Global Head of SAP Product Engineering. Nokia Board member since 2022. Member of the Technology Committee. Degree in Business Information Technology, University of Cooperative Education in Mannheim, Germany. Joint Executive MBA from ESSEC, France and Mannheim Business School, Germany. Chief Information Officer of SAP SE 2016–2019, Vice President, Global Head of IT Services of SAP SE 2014–2016. Held various positions at SAP in Germany since 2007, including assignment in the SAP Labs Silicon Valley in Palo Alto, California, the United States. Member of the Young Global Leaders of the World Economic Forum. Member of the Industry Advisory Board of the Munich Institute of Robotics and Machine Intelligence (MIRMI). Nokia Board member since 2016. Chair of the Audit Committee and member of the Corporate Governance and Nomination Committee. Master’s Degree in Business Economics, Erasmus University Rotterdam, the Netherlands. Executive Master of Finance and Control, Vrije University Amsterdam, the Netherlands. Member of the Board of Directors and Chief Financial Officer of KPN 2009–2012. Various financial positions at KPN 2000– 2009. Various financial and operational positions at TNT/PTT Post 1990–2000. Member of the Board and Chair of the Audit Committee of CVC Capital Partners plc. Member of the Board of Directors of the Stichting Continuïteit Ahold Delhaize (SCAD) foundation. Member of the Board of Directors of Allegro.eu SA 2020–2024. Chair of the Board of Directors of TELE2 AB 2013– 2023. Lay Judge in the Enterprise Court of the Amsterdam Court of Appeal 2015– 2022. Member of the Supervisory Board and Chair of the Audit Committee of ASML 2013–2021. Member of the Management Board of the Unilever Trust Office 2015–2019. President and CEO of Vaisala Corporation. Nokia Board member since 2022. Chair of the Technology Committee and member of the Corporate Governance and Nomination Committee. PhD in computer science, Tampere University of Technology, Finland. Chief Operating Officer of InterDigital, Inc. 2018–2020. Executive Partner of Siris Capital Group 2016–2018. EVP, Chief Development Officer at Nokia 2010– 2014. EVP, Devices at Nokia 2008–2010. EVP, Mobile Phones Business Group at Nokia 2006–2008. Several previous positions at Nokia 1991–2006. Venture Partner of Kvanted Oy. Chairman of the Board of Fastems Group 2014–2022. Member of the Board of Directors of Sanoma Group 2010–2021. Chairman of the Board of Helvar Oy Ab 2014–2020. Member of the Board of Directors of Mavenir Plc 2017–2018. Member of the Board of Directors of Digia / Qt Group Oyj 2015–2018. Member of the Board of Directors of InterDigital, Inc. 2015–2018. Member of the Board of Directors of oikian solutions Oy 2014– 2018. Chairman of the Board, Tampere University 2013–2017. Chairman of the Board of Directors, Tekes 2012–2014. Member of the Board of Directors of Nokian Renkaat Plc 2008–2010. Business overview Corporate governance Board review Financial statements Other information 39 Corporate governance statement continued Nokia in 2024

10 Operations of the Board of Directors The Board represents and is accountable to the shareholders of Nokia. While its ultimate statutory accountability is to the shareholders, the Board also takes into account the interests of Nokia’s other stakeholders. The Board’s responsibilities are active, not passive, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgment on an informed basis, in a manner that they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging this obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also have the power to appoint independent legal, financial or other advisers as they deem necessary. The Company will provide sufficient funding to the Board and to each Committee to exercise their functions and provide compensation for the services of their advisers. The Board has the responsibility for appointing and discharging the President and Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. The Board is ultimately responsible for, and its duties include, monitoring and reviewing Nokia’s financial reporting process, the effectiveness of related control and audit functions and the independence of Nokia’s external auditor, as well as monitoring the Company’s statutory audit. The Board’s responsibilities also include overseeing the structure and composition of our top management and monitoring legal compliance and the management of risks related to our operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and other financial and non-financial commitments that may not be exceeded without a separate Board approval. In risk management, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk management policies and processes are an integral part of Board deliberations and risk-related updates are provided to the Board on a recurring basis. For a more detailed description of our risk management policies and processes, refer to the “Risk management, internal control and internal audit functions at Nokia—Risk management principles” section. The Board approves and the independent directors of the Board confirm the compensation and terms of employment of the President and CEO, subject to the requirements of Finnish law, upon the recommendation of the Personnel Committee of the Board. The compensation and terms of employment of the other Group Leadership Team members are approved by the Personnel Committee upon the recommendation of the President and CEO. Board oversight of environmental and social activities and governance practices Under our Corporate Governance Guidelines, the Board evaluates Nokia’s environmental and social activities and governance practices (ESG), related risks and target setting as well as their implementation and effectiveness across the Company. In 2024, the Board reviewed our sustainability strategy and targets, approved the targets on climate change in the long-term incentive plan, approved the targets on health and safety and diversity included in the short-term incentive plan and monitored them and other ESG targets, as well as the evolving ESG requirements and expectations, investor feedback, our disclosure approach, and Nokia’s net-zero commitment and roadmap. In addition, the Board Committees monitor environmental and social developments and activities in the Company in their respective areas of responsibilities. The Audit Committee reviews sustainability disclosures annually, as well as the information on the use of conflict minerals in Nokia’s products presented in the annual reports and the related regulatory filings. During 2024, the Audit Committee’s responsibilities included the continued implementation planning of new climate- and other sustainability reporting requirements, including the double materiality assessment, preparing the proposal for election of the auditor carrying out the assurance of the sustainability reporting, and oversight of the ethics and compliance program. The Personnel Committee oversees human capital management, including personnel policies and practices related to Nokia’s culture, physical safety, employee well-being, diversity, recruiting, development and retention. In 2024, the Personnel Committee focused, among other things, on a people risk review, including physical safety and succession planning.The Committee has also recommended to the Board to include carbon emission reduction in the metrics of the long-term incentive plan as well as diversity and health and safety as metrics in the short-term incentive plan. The Corporate Governance and Nomination Committee assesses and advises the Board on ESG-related activities and practices, aiming to enhance the governance structure supporting them. The Technology Committee reviews how the Company’s ESG strategy embeds into its technology strategy and roadmaps. Board oversight of cybersecurity Nokia group-level security is set up in four domains: product, service, information, and customer security. While the oversight of the security risks and their management, including cybersecurity, is a Board level responsibility in the Company, the detailed reviews of the different security domains are allocated to the Committees of the Board. These Committees are responsible for monitoring and assessing the security, including cybersecurity-related risks and reporting to the Board in their respective areas of responsibilities. The responsibilities of the Audit Committee include oversight of the management and processes related to the IT and services security risks and maturity, including security-related controls, compliance, incident process, disclosures and risk management. The Technology Committee oversees the product and customer security risk management. The Committees report to the Board on a regular basis and prepare recommendations to the Board, whenever deemed necessary. The Board also receives regular updates on cybersecurity. Board oversight of Artificial Intelligence (AI) The proliferation of AI technologies is creating new opportunities for innovation. To ensure the responsible use of AI, particularly with respect to ethics, privacy, and security, we established a comprehensive AI governance framework in 2024 at Nokia, including a central steering committee and a separate AI governance board for the group-level policies and procedures, incident reporting, coordination and related communication. The Board’s oversight of AI development is based on principles similar to those we apply to other advanced technologies. The Technology Committee of the Board has reviewed the AI governance framework before its adoption and is responsible for overseeing that compliance with all relevant regulatory frameworks for AI has been effectively arranged. The Technology Committee will also be updated to monitor and stay informed on the progress and challenges of using AI, both at a strategic and operational level. The Technology Committee reports to the Board on the AI governance at Nokia and on AI related topics on a regular basis. Business overview Corporate governance Board review Financial statements Other information 40 Corporate governance statement continued Nokia in 2024

11

Key areas of focus for the Board's and its Committees' activities in 2024

The table below sets out a high-level overview of the key areas of focus for the Board's and its Committees' activities during the year. The Board also established a new Strategy Committee in April 2024. The Strategy Committee held seven meetings during the year 2024 to discuss various strategic initiatives related to developing Nokia's corporate and business strategies.

	January	February/March	April	May	June/July	September/October	November/December
Board	– Business and financial reviews – Q4 and 2023 financials – Strategy execution update – Annual General Meeting (AGM) proposals, including. profit distribution – Annual Policy and Charter review – Board evaluation – Review of CEO's performance, remuneration and targets	– Annual report and 20-F – Remuneration Report 2023	– AGM and appointing Board Chair, Vice Chair and Committee members – Business and financial reviews – Strategy execution update – Q1 financials	– Business and financial reviews – Strategy execution update – Geopolitical update – Macroeconomics update – Product and customer security update – Shareholder activism preparedness update – Litigation and compliance update	– Business and financial reviews – Q2 financials – Strategy execution update – Annual sustainability review	– Annual strategy meeting – Business and financial reviews – Geopolitical update – Innovation framework – People update – Q3 financials	– Business and financial reviews – Long-range forecast and annual target setting – Key risks review – Investors' feedback on governance, remuneration and sustainability – Digitalization and security update – Geopolitical update
Corporate Governance and Nomination Committee	– AGM proposals on Board composition and remuneration – Independence review – Corporate governance statement		– Committee compositions – Annual Clock and discussion on Committee work – Future Board composition	– Future Board composition – Management succession planning		– Corporate governance developments in regulation – Future Board composition – Board evaluation approach – Management succession planning	– Board remuneration review and benchmarking – Annual assessment of director commitments – Future Board composition – Annual Charter review
Personnel Committee	– Incentive achievements for 2023 – CEO and GLT performance – Incentive targets and objectives for 2024 – Long-term Incentive Plan (LTI) grant proposal for 2024 – Remuneration Report 2023			– AGM shareholder feedback – GLT remuneration – Culture update – Succession planning	– Remuneration Policy 2025 – LTI performance update – Human capital risk review, including physical safety – Committee adviser's market and benchmarking update – Succession planning	– Incentive Compensation Clawback Policy – Independent adviser review – LTI design for 2025 – Remuneration Policy 2025 including shareholder consultation – Workforce demographics	– LTI budget for 2025 – 2025 incentive targets – Investor feedback – Planning of Remuneration Report for 2024 – Succession planning – Executive shareholding assessment – Annual Charter review
Audit Committee	– Q4 and 2023 financials – Auditor reporting – Ethics and compliance, internal audit, treasury and internal controls updates – AGM proposals to the Board – Information and service security update – Annual Charter and Policy review	– Annual report and 20-F for 2023, including sustainability reporting – Auditor reporting – Internal controls update – Double materiality assessment	– Q1 financials – Auditor reporting – Ethics and compliance, internal audit and internal controls updates – Tax update – Treasury update – Conflict Minerals Report		– Q2 financials – Auditor reporting – Ethics and compliance, internal audit and internal controls updates	– Q3 financials – Auditor reporting – Ethics and compliance, internal audit and internal controls updates – ESG disclosure and reporting developments, processes and controls – Information and service security updates – Finance IT and digitalization update	– Treasury update – Pensions update – Audit, internal audit and internal controls updates – Privacy and cybersecurity update – Annual Charter and Policy review
Technology Committee		– Updates on innovation and technology trends – Review of strategic technology initiatives		– Updates on innovation and technology trends – Review of strategic technology initiatives		– Sustainability technology strategy – Updates on innovation and technology trends – Review of strategic technology initiatives – Product and customer security	– Updates on innovation and technology trends including AI – Review of strategic technology initiatives – Product and customer security and AI updates

12 Board evaluation In line with our Corporate Governance Guidelines, the Board conducts a comprehensive annual performance evaluation, which also includes evaluation of the Board Committees’ work, the Board and Committee Chairs and individual Board members. The Board evaluation is conducted as a self-evaluation, typically with a detailed questionnaire, while an external evaluator is periodically engaged. Feedback is also requested from selected members of management as part of the Board evaluation process. The questions aim to measure and elicit feedback on the processes, structure, accountability, transparency, and effectiveness of the Board and to gain an overview of the issues that are areas of excellence, areas where the Board thinks greater focus is warranted and determining areas where the performance could be enhanced. Each year, the results of the evaluation are discussed and analyzed by the entire Board and improvement actions are agreed based on such discussions. In 2024, the evaluation process was carried out as a thorough self-evaluation for a second consecutive year by using an external evaluation platform that included both numeric assessments and the possibility to provide more detailed written comments. The questionnaire comprised areas such as Nokia purpose and strategy, Board agenda and meetings, and Board composition and dynamics, as well as information, reporting and risk management. Meetings of the Board of Directors The Board of Directors constitutes a quorum if more than half of its members are present. The Board held 20 meetings excluding Committee meetings during 2024. In total 12 (60%) of these meetings were regular meetings in person or by video connection. The other eight meetings were held in writing. Board meeting attendance Board and Committee meeting attendance(1) Member Meetings % Meetings % Sari Baldauf (Chair) 20/20 100% 38/38 100 % Søren Skou (Vice Chair) 19/20 95% 31/33 94 % Timo Ahopelto 18/20 90% 28/30 94 % Elizabeth Crain 20/20 100% 34/34 100 % Thomas Dannenfeldt 20/20 100% 37/38 97 % Lisa Hook 20/20 100% 37/37 100 % Jeanette Horan (until 3 April 2024) 3/4 75% 5/7 71 % Mike McNamara (as of 3 April 2024) 17/17 100% 24/24 100 % Thomas Saueressig 20/20 100% 24/24 100 % Carla Smits-Nusteling 17/20 85% 28/31 90 % Kai Öistämö 20/20 100% 29/29 100 % Average attendance (%) 95% 95 % Directors meet without management in connection with each regularly scheduled meeting. According to Board practices, meetings without management present are only attended by non-executive directors. These meetings are chaired by the non-executive Chair of the Board. In cases where the non-executive Chair of the Board is unable to chair these meetings, the non-executive Vice Chair of the Board chairs the meeting. Additionally, the independent directors would meet separately at least once annually. In 2024, all members of the Board were non-executive and determined to be independent from Nokia and significant shareholders under the Finnish Corporate Governance Code and the rules of the NYSE. Committees of the Board of Directors In 2024, the Board of Directors established a new Strategy Committee and therefore had five Committees that assisted the Board in its duties pursuant to their respective Committee charters. The Board may also establish new or ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board. Any director who so wishes may attend, as a non-voting observer, meetings of Committees of which they are not members. Business overview Corporate governance Board review Financial statements Other information 42 Corporate governance statement continued Nokia in 2024 Directors’ attendance at the Board and Committee meetings in 2024 is set forth in the table below: (1) Any director who so wishes may attend, as a non-voting observer, meetings of committees of which they are not members. Figures exclude directors attending committee meetings as non-voting observers.

13

The Audit Committee

The following table sets forth the members of the Audit Committee and their meeting attendance in 2024:

	Attendance	
Member	Meetings	%
Carla Smits-Nusteling (Chair)	6/6	100%
Timo Ahopelto (until 3 April 2024)	2/2	100%
Elizabeth Crain (until 3 April 2024)	2/2	100%
Thomas Dannenfeldt	6/6	100%
Lisa Hook (as of 3 April 2024)	4/4	100%
Jeanette Horan (until 3 April 2024)	2/2	100%
Mike McNamara (as of 3 April 2024)	4/4	100%
Average attendance (%)		**100%**

The Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE. As of 3 April 2024, the Audit Committee has consisted of the following four members of the Board: Carla Smits-Nusteling (Chair), Thomas Dannenfeldt, Lisa Hook and Mike McNamara.

The Committee is responsible for assisting the Board in the oversight of:

- the quality and integrity of the Company's financial statements, related disclosures and sustainability reporting;
- the statutory audit of the Company's financial statements, related disclosures and sustainability reporting;
- the qualifications and independence of the external auditor and the sustainability reporting assurer;
- the performance of the external auditor and the assurer subject to the requirements of Finnish law;
- the performance of the Company's internal controls, risk management and the assurance function;
- the performance of the internal audit function;
- the Company's compliance with legal and regulatory requirements, including the performance of its ethics and compliance program;
- the monitoring and assessment of any related party transactions;
- the pension liabilities and taxation of the Company; and
- the processes and management related to the cybersecurity of the Company, including information and services security.

In discharging its oversight role, the Audit Committee has full access to all Company books, records, facilities and personnel. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by Nokia regarding accounting, internal controls, auditing or sustainability reporting matters and for the confidential, anonymous submission by our employees of concerns relating to accounting, auditing or sustainability reporting assurance matters. Nokia's disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of Nokia's financial statements and related disclosures. For further information on internal control over financial reporting, refer to the section "Risk management, internal control and internal audit functions at Nokia—Description of internal control procedures in relation to the financial reporting process".

Under the Finnish Companies Act, an external auditor and a sustainability reporting assurer are elected by a simple majority vote of the shareholders at the Annual General Meeting for one year at a time. The Audit Committee prepares the proposal to the shareholders for the election of the nominees, upon its evaluation of the qualifications and independence of the external auditor and the sustainability reporting assurer. Under Finnish law, the fees of the external auditor and of the sustainability reporting assurer are approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee prepares the proposals to the shareholders in respect of the fees of the external auditor and the sustainability reporting assurer, and approves their annual fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia's external auditor and sustainability reporting assurer, Deloitte Oy, during 2024 refer to the section "Auditor fees and services".

The Board has determined all current Committee members be 'financially literate' satisfying the applicable financial-sophistication requirement by the New York Stock Exchange. In addition, three Committee members, Carla Smits-Nusteling, Thomas Dannenfeldt and Lisa Hook, are determined to be 'audit committee financial experts' as defined in the requirements of Item 16A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC). Carla Smits-Nusteling and each of the other members of the Audit Committee are "independent directors" as defined by Finnish law, the Finnish Corporate Governance Code and in Section 303A.02 of the NYSE Listed Company Manual.

The Audit Committee meets a minimum of four times a year. The Committee meets separately with the representatives of Nokia's management, heads of the internal audit, and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has, at all times, direct access to the Audit Committee, without the involvement of management.

Audit Committee pre-approval policies and procedures

The Audit Committee of the Board is responsible, among other matters, for oversight of the external auditor's independence, subject to the requirements of applicable legislation. The Audit Committee has adopted a policy regarding an approval procedure of audit services performed by the external auditors of the Nokia Group and permissible non-audit services performed by the principal external auditor of the Nokia Group (the "Pre-approval Policy").

Under the Pre-approval Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in the Pre-approval Policy (general pre-approval); or (ii) require the specific pre-approval of the Audit Committee (specific pre-approval). The Pre-approval Policy sets out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant mergers and acquisitions projects), tax and other services are subject to specific pre-approval by the Audit Committee. All service requests concerning generally pre-approved services are submitted to an appointed Audit Committee delegate within management, who determines whether the services are within the generally pre-approved services. The Pre-approval Policy is subject to annual review by the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the categories of audit and non-audit services that are pre-approved under the Pre-approval Policy, namely, audit, audit-related, tax and other services. At each regular meeting of the Audit Committee, the auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the cost of those services.

14 The Corporate Governance and Nomination Committee The following table sets forth the members of the Corporate Governance and Nomination Committee and their meeting attendance in 2024: Attendance Member Meetings % Søren Skou (Chair) 5/5 100 % Sari Baldauf 5/5 100 % Lisa Hook 5/5 100 % Carla Smits-Nusteling 5/5 100 % Kai Öistämö 5/5 100 % Average attendance (%) 100 % The Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE. As of 3 April 2024, the Corporate Governance and Nomination Committee has consisted of the following five members of the Board: Søren Skou (Chair), Sari Baldauf, Lisa Hook, Carla Smits-Nusteling and Kai Öistämö. The Committee fulfills its responsibilities by: ■ actively identifying individuals qualified to be elected members of the Board, as well as considering and evaluating the appropriate level and structure of director remuneration; ■ preparing and evaluating the principles regarding Board diversity; ■ preparing proposals to the shareholders on the director nominees for election at the general meetings, as well as director remuneration; ■ monitoring and assessing the directors’ current and planned time commitments outside the Nokia Board and their attendance at Nokia Board and Committee meetings; ■ monitoring significant developments in the law and practice of corporate governance, including the sustainability-related governance trends and the directors’ duties and responsibilities; ■ assisting the Board and each Committee of the Board in its annual performance evaluation process, including establishing criteria to be applied in connection with such evaluations; ■ developing and administering Nokia’s Corporate Governance Guidelines and giving recommendations regarding them to the Board; and ■ reviewing Nokia’s disclosure in the corporate governance statement. The Committee has the power and practice to appoint a recruitment firm to identify appropriate new director candidates. The Personnel Committee The following table sets forth the members of the Personnel Committee and their meeting attendance in 2024: Attendance Member Meetings % Thomas Dannenfeldt (Chair) 5/5 100 % Timo Ahopelto (as of 3 April 2024) 4/4 100 % Sari Baldauf 5/5 100 % Elizabeth Crain (as of 3 April 2024) 5/5 100 % Lisa Hook (until 3 April 2024) 1/1 100 % Søren Skou (until 3 April 2024) 1/1 100 % Average attendance (%) 100 % The Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE. As of 3 April 2024, the Personnel Committee has consisted of the following four members of the Board: Thomas Dannenfeldt (Chair), Timo Ahopelto, Sari Baldauf and Elizabeth Crain. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding: ■ preparing the Remuneration Policy and the Remuneration Report; ■ compensation and terms of employment of the Company’s senior management; ■ human capital management; ■ all equity-based plans; ■ incentive compensation plans, policies and programs of the Company affecting executives; and ■ possible other significant incentive plans. The Committee is responsible for preparing the Remuneration Policy, including Nokia’s compensation philosophy and principles and ensuring that the Company’s compensation programs are performance-based, designed to contribute to long-term shareholder value creation in line with shareholders’ interests, properly motivate management and are aligned with the Remuneration Policy, as well as supporting overall corporate strategies. The Committee also oversees human capital management and periodically reviews the personnel policies and practices of Nokia related to human capital management and social responsibilities relating to its employees, including Company culture, physical safety, employee wellbeing, morale, diversity, equity and inclusion, talent management and development, succession planning, resourcing, recruiting, attrition, retention and employee engagement. Business overview Corporate governance Board review Financial statements Other information 44 Corporate governance statement continued Nokia in 2024

15 The Strategy Committee The following table sets forth the members of the Strategy Committee and their meeting attendance in 2024 : Attendance Member Meetings % Elizabeth Crain (Chair) 7/7 100 % Sari Baldauf 7/7 100 % Thomas Dannenfeldt 6/7 86 % Lisa Hook 7/7 100 % Søren Skou 6/7 86 % Average attendance (%) 94 % The Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE. As of 3 April 2024, the Strategy Committee has consisted of the following five members of the Board: Elizabeth Crain (Chair), Sari Baldauf, Thomas Dannenfeldt, Lisa Hook and Søren Skou. The Committee is established by the Board primarily for the purpose of assisting the Board with respect to various strategic initiatives related to developing Nokia’s corporate and business strategies and capturing the strategic opportunities identified under them. The Committee’s duties may include: ■ overseeing the preparation of strategies related to strategic initiatives; ■ reviewing the prospective alternatives for the strategic initiatives identified by management; ■ acting as a preparatory body for assessing the specific strategic initiatives requiring the Board’s decision; ■ overseeing the implementation of the strategic initiatives; and ■ evaluating the outcomes of the strategic initiatives, focusing on their implementation, financial results and long-term success. The Technology Committee The following table sets forth the members of the Technology Committee and their meeting attendance in 2024 : Attendance Member Meetings % Kai Öistämö (Chair) 4/4 100 % Timo Ahopelto 4/4 100 % Sari Baldauf (until 3 April 2024) 1/1 100 % Jeanette Horan (until 3 April 2024) 0/1 0 % Mike McNamara (as of 3 April 2024) 3/3 100 % Thomas Saueressig 4/4 100 % Average attendance (%) 83 % The Committee consists of a minimum of three members of the Board who meet applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE and have such skills in innovation, technology and science matters as the Board determines adequate from time to time. As of 3 April 2024, the Technology Committee has consisted of the following four members of the Board: Kai Öistämö (Chair), Timo Ahopelto, Mike McNamara and Thomas Saueressig. In its dialogue with and provision of feedback and advice to the management, the Committee will periodically review: ■ the Company’s technological competitiveness and new strategic technology initiatives as well as market trends, considering both organic and inorganic options to retain or attain competitiveness; ■ the Company’s approach to major technological innovations; ■ key technology trends that may result in disruptive threats or opportunities and the proposals on how to adequately address them; ■ high-level risks and opportunities associated with the Company’s Research and Development Programs; ■ embedding sustainability in the technology roadmaps; and ■ the processes and management related to the cybersecurity of the Company, including product and customer security. Business overview Corporate governance Board review Financial statements Other information 45 Corporate governance statement continued Nokia in 2024 The Strategy Committee The following table sets forth the members of the Strategy Committee and their meeting attendance in 2024 : Attendance Member Meetings % Elizabeth Crain (Chair) 7/7 100 % Sari Baldauf 7/7 100 % Thomas Dannenfeldt 6/7 86 % Lisa Hook 7/7 100 % Søren Skou 6/7 86 % Average attendance (%) 94 % The Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE. As of 3 April 2024, the Strategy Committee has consisted of the following five members of the Board: Elizabeth Crain (Chair), Sari Baldauf, Thomas Dannenfeldt, Lisa Hook and Søren Skou. The Committee is established by the Board primarily for the purpose of assisting the Board with respect to various strategic initiatives related to developing Nokia’s corporate and business strategies and capturing the strategic opportunities identified under them. The Committee’s duties may include: ■ overseeing the preparation of strategies related to strategic initiatives; ■ reviewing the prospective alternatives for the strategic initiatives identified by management; ■ acting as a preparatory body for assessing the specific strategic initiatives requiring the Board’s decision; ■ overseeing the implementation of the strategic initiatives; and ■ evaluating the outcomes of the strategic initiatives, focusing on their implementation, financial results and long-term success. The Technology Committee The following table sets forth the members of the Technology Committee and their meeting attendance in 2024 : Attendance Member Meetings % Kai Öistämö (Chair) 4/4 100 % Timo Ahopelto 4/4 100 % Sari Baldauf (until 3 April 2024) 1/1 100 % Jeanette Horan (until 3 April 2024) 0/1 0 % Mike McNamara (as of 3 April 2024) 3/3 100 % Thomas Saueressig 4/4 100 % Average attendance (%) 83 % The Committee consists of a minimum of three members of the Board who meet applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE and have such skills in innovation, technology and science matters as the Board determines adequate from time to time. As of 3 April 2024, the Technology Committee has consisted of the following four members of the Board: Kai Öistämö (Chair), Timo Ahopelto, Mike McNamara and Thomas Saueressig. In its dialogue with and provision of feedback and advice to the management, the Committee will periodically review: ■ the Company’s technological competitiveness and new strategic technology initiatives as well as market trends, considering both organic and inorganic options to retain or attain competitiveness; ■ the Company’s approach to major technological innovations; ■ key technology trends that may result in disruptive threats or opportunities and the proposals on how to adequately address them; ■ high-level risks and opportunities associated with the Company’s Research and Development Programs; ■ embedding sustainability in the technology roadmaps; and ■ the processes and management related to the cybersecurity of the Company, including product and customer security. Business overview Corporate governance Board review Financial statements Other information 45 Corporate governance statement continued Nokia in 2024

16 Group Leadership Team and the President and CEO The Group Leadership Team is responsible for the operative management of Nokia. The Group Leadership Team is chaired by the President and CEO. The President and CEO’s rights and responsibilities include those allotted to the President under Finnish law. On 31 December 2024, the Group Leadership Team consisted of 11 members, including the President and CEO, representing six different nationalities. In total 18% of the Group Leadership Team members were female. In addition to biographical information of the Group Leadership Team members, the table on the right sets forth the number of shares held by the members as at 31 December 2024, a total of 3 726 540 Nokia shares. These holdings represented approximately 0.07% of our total shares and voting rights excluding shares held by the Nokia Group. The number of shares includes shares received as compensation as well as shares acquired through other means. At 31 December 2024, no American Depositary Shares (ADSs) were held by the Group Leadership Team members. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included in the table. Summary of changes in the Group Leadership Team in 2024 The following members stepped down from the Group Leadership Team: ■ Amy Hanlon-Rodemich, Chief People Officer, as of 28 March 2024; ■ Ricky Corker, Chief Customer Experience Officer, as of 13 June 2024; ■ Jenni Lukander, President of Nokia Technologies, as of 18 October 2024; and ■ Melissa Schoeb; Chief Corporate Affairs Officer, as of 18 October 2024. Further, on 10 February 2025 Nokia announced that the current President and CEO Pekka Lundmark will step down on 31 March 2025. The Group Leadership Team was complemented with four new appointments: ■ Lorna Gibb, Chief People Officer, effective 13 June 2024; ■ Louise Fisk, Chief Communications Officer, effective 18 October 2024; ■ Patrik Hammarén, Acting President of Nokia Technologies, effective 18 October 2024 (President of Nokia Technologies as of 22 January 2025); and ■ Mikko Hautala, Chief Geopolitical and Government Relations Officer, effective 1 November 2024. Further, on 10 February 2025 Nokia announced Justin Hotard’s appointment as President and CEO, effective 1 April 2025. Name Position Gender Year of birth Nationality On GLT since Shares Pekka Lundmark President and CEO Male 1963 Finnish 2020 1 573 826 Nishant Batra Chief Strategy and Technology Officer Male 1978 Indian 2021 335 869 Louise Fisk Chief Communications Officer Female 1976 British 2024 37 070 Lorna Gibb Chief People Officer Female 1976 British 2024 16 477 Federico Guillén President of Network Infrastructure Male 1963 Spanish 2016 480 262 Patrik Hammarén Acting President of Nokia Technologies Male 1982 Finnish 2024 21 955 Mikko Hautala Chief Geopolitical and Government Relations Officer Male 1972 Finnish 2024 2 800 Esa Niinimäki Chief Legal Officer Male 1976 Finnish 2023 49 903 Raghav Sahgal President of Cloud and Network Services Male 1962 American 2020 618 318 Tommi Uitto President of Mobile Networks Male 1969 Finnish 2019 268 619 Marco Wirén Chief Financial Officer Male 1966 Finnish/Swedish 2020 321 441 Business overview Corporate governance Board review Financial statements Other information 46 Corporate governance statement continued Nokia in 2024

17 Biographical details of the current members of the Nokia Group Leadership Team Pekka Lundmark Nishant Batra Louise Fisk Lorna Gibb b. 1963 b. 1978 b. 1976 b. 1976 President and Chief Executive Officer (CEO) since 2020. Rejoined Nokia in 2020. Master’s degree in Information Systems, Department of Technical Physics, Helsinki University of Technology, Finland. President and CEO, Fortum Corporation 2015–2020. President and CEO, Konecranes Plc 2005–2015 and Group Executive Vice President 2004–2005. President and CEO, Hackman Oyj 2002– 2004. Managing Partner, Startupfactory 2000–2002. Various executive positions at Nokia 1990–2000. Member of the Board, Research Institute of the Finnish Economy (ETLA) and Finnish Business and Policy Forum (EVA). International Member of the Royal Swedish Academy of Engineering Sciences (IVA). Member of the European Round Table for Industry. Member of The Business Council (the United States). Commissioner, Broadband Commission for Sustainable Development 2020–2024. Chairman of the Board, Confederation of Finnish Industries 2019–2020. Member of the Board, East Office of Finnish Industries 2009–2020. Chairman of the Board, Finnish Energy 2016–2018. Chief Strategy and Technology Officer (CSTO). Group Leadership Team member since 2021. Joined Nokia in 2021. MBA from INSEAD. Master’s degrees in Telecommunications and in Computer Science, Southern Methodist University, Dallas, the United States. Bachelor’s degree in Computer Applications, Devi Ahilya University, Indore, Madhya Pradesh, India. Executive Vice President and Chief Technology Officer, Veoneer Inc. 2018– 2021. Several senior positions at Ericsson 2006–2018, in the United States, Sweden and India. Member of the Board of Directors, KPIT Technologies Ltd. Chair of the Board of ReOrbit Oy. Strategic Advisor, SoloPulse. Member of the Board of Directors of Sensys Gatso Group 2020–2022. Chief Communications Officer (CCO). Group Leadership Team member since 2024. Joined Nokia in 2020. Advanced executive leadership development, DUKE University. Advanced global leadership, INSEAD business school. Post graduate diploma in PR & Journalism, University of Wales, College of Cardiff, Wales, United Kingdom. BA Hons in Communication, University of Wales, College of Cardiff, Wales, United Kingdom. Vice President, Corporate Affairs Programs & Corporate Communications, Nokia 2020–2024. Global leadership team, Communications and Marketing Director, BAE Systems Applied Intelligence 2015–2019. Head of Global Communications, Investor Relations and Marketing, Innovation Group 2012–2015. Global PR Director & Deputy Communications Director, Logica 2006– 2012. Partner & Associate Director, LEWIS Communications 1999–2006. Trustee of the Williams Syndrome Foundation. Chief People Officer (CPO). Group Leadership Team member since 2024. Joined Nokia in 2020. Diploma in Legal Practice, University of Edinburgh, Scotland. Bachelor of Laws, University of Glasgow, Scotland (combined with Master of Laws programme in the University of North Carolina, the United States). Interim Chief People Officer, Nokia March–June 2024. Vice President, Labour & Employment, Nokia 2020–2024. Global Human Resources Director, Skyscanner 2017–2020. People Director, easyJet 2013–2017. Senior HR Business Partner, Direct Line Group (Royal Bank of Scotland Group) 2012–2013. Various employment legal/HR transformation consultancy roles in 2002–2012. Young Enterprise UK: Board Trustee – HR, Remuneration and Nomination Committee. Business overview Corporate governance Board review Financial statements Other information 47 Corporate governance statement continued Nokia in 2024

18 Biographical details of the current members of the Nokia Group Leadership Team continued Federico Guillén Patrik Hammarén Mikko Hautala Esa Niinimäki b. 1963 b. 1982 b. 1972 b. 1976 President of Network Infrastructure. Group Leadership Team member since 2016. Joined Nokia in 2016. Degree in Telecommunications Engineering, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s degree in Switching & Communication Architectures, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s Degree in International Management, ESC Lyon and Alcatel, France. President of Customer Operations, Europe, Middle East & Africa and Asia Pacific, Nokia 2018–2020. President of Fixed Networks, Nokia 2016–2018. President of Fixed Networks, Alcatel-Lucent 2013–2016. President and Chief Senior Officer of Alcatel-Lucent Spain and Global Account Manager Telefónica, Alcatel-Lucent 2009–2013. Vice President Sales of Vertical Market Sales in Western Europe, Alcatel-Lucent 2009. Head of Regional Support Center, Fixed Access Division for South Europe, Middle East & Africa, India and Caribbean & Latin America, Alcatel-Lucent 2007–2009. President and Chief Senior Officer, Alcatel Mexico and Global Account Manager, Telmex 2003–2007. Various R&D, portfolio and sales management positions with Telettra in Spain, and with Alcatel in Spain, Belgium and the United States 1989–2003. Acting President of Nokia Technologies (President of Nokia Technologies as of 22 January 2025). Group Leadership Team member since 2024. Joined Nokia in 2007. Master of Law, University of Helsinki, Finland. Master of Science (Information Networks), Aalto University, Finland. Chief Licensing Officer Wireless Technologies, Nokia Technologies 2024– 2024. Vice President, Head of IoT Licensing Program, Nokia Technologies 2022–2024. Head of Patent Licensing Greater China, Nokia Technologies 2020– 2022. Director, Patent Licensing, Nokia Technologies 2018–2020. Manager, Patent Licensing, Nokia Technologies 2014–2018. Senior Legal Counsel, HERE, Nokia 2013–2014. Legal Counsel, HERE Nokia 2013–2013. Legal Counsel, Central and East Europe, Nokia 2012–2013. Legal Counsel, Central Europe, Nokia 2011– 2012. Legal Counsel, MeeGo & Open Source, Nokia 2007–2011. Chief Geopolitical and Government Relations Officer. Group Leadership Team member since 2024. Joined Nokia in 2024. Master of Social Sciences (Political history), University of Helsinki, Finland. Master of Philosophy (Slavic languages), University of Helsinki, Finland. Ambassador, Head of Mission, Embassy of Finland, Washington DC 2020–2024. Ambassador, Head of Mission, Embassy of Finland, Moscow 2016–2020. Foreign Policy Adviser to the President, Office of the President of the Republic of Finland, Helsinki 2012–2016. Minister, Deputy Head of Mission, Embassy of Finland, Moscow 2011–2012. Diplomatic Adviser to the Minister of Foreign Affairs, Ministry for Foreign Affairs, Helsinki 2007–2011. First Secretary, Permanent Representation of Finland to the EU, Brussels 2002–2007. Attaché, Ministry for Foreign Affairs, Helsinki 2001–2002. Attaché, Embassy of Finland, Kyiv 1999– 2001. Visa Officer, Embassy of Finland, Kyiv 1998–1999. Board Member Support for Finnish Society (SYT) foundation. Chairman of the Council, The John Morton Center for North American Studies, University of Turku, Finland. Chief Legal Officer (CLO) and Board Secretary. Group Leadership Team member since 2023. Joined Nokia in 2007. Master of Laws, Fordham University, School of Law, New York, the United States. Master of Law, University of Helsinki, Finland. Interim Chief Legal Officer, Nokia 2022– 2023. Deputy Chief Legal Officer, Vice President, Corporate Legal and Board Secretary, Nokia 2018–2023. General Counsel, Global Services, Nokia 2015– 2018. Head of Corporate Legal, Nokia Solutions and Networks and Head of Finance & Labor Legal, Nokia 2013–2015. Senior Legal Counsel, Legal and IP, India, Middle East and Africa, Nokia 2012–2013. (Senior) Legal Counsel, Corporate Legal, Nokia 2007–2011. Group Legal Counsel, Metsä Group 2005–2007. Associate Lawyer, White & Case LLP 2003–2005. Chair of Legal Affairs Committee of the Confederation of Finnish Industries. Member of the Market Practice Board of Securities Market Association and the Policy Committee of the Directors’ Institute Finland. Business overview Corporate governance Board review Financial statements Other information 48 Corporate governance statement continued Nokia in 2024

19 Biographical details of the current members of the Nokia Group Leadership Team continued Raghav Sahgal Tommi Uitto Marco Wirén b. 1962 b. 1969 b. 1966 President of Cloud and Network Services. Group Leadership Team member since 2020. Joined Nokia in 2017. Master of Science in Computer Systems Management, University of Maryland, the United States. Bachelor of Science in Computer Engineering, Tulane University, New Orleans, the United States. Executive Business Certificate in General Management, Harvard University, the United States. President of Nokia Enterprise 2020. Senior Vice President, Nokia Software 2017–2020. President, NICE Ltd. Asia Pacific and the Middle East 2010–2017. Advisory Board Member, Orga Systems 2010–2014. Vice President, Communications Business Unit, Asia Pacific & Japan, Oracle 2008–2010. Chief Business Officer, Comverse 2005–2006. Executive Vice President, Asia Pacific, CSG 2002–2005. Vice President, Software Products Group Asia Pacific, Lucent Technologies 2000–2002. President of Mobile Networks. Group Leadership Team member since 2019. Joined Nokia in 1996. Master’s degree in industrial management, Helsinki University of Technology, Finland. Master’s degree in operations management, Michigan Technological University, the United States. Senior Vice President (VP), Global Product Sales, Mobile Networks, Nokia 2016– 2018. Senior VP, Global Mobile Broadband Sales, Customer Operations, Nokia Networks 2015–2016. Senior VP, West Europe, Customer Operations, Nokia Networks 2013–2015. Head of Radio Cluster (Senior VP), Mobile Broadband, Nokia Siemens Networks (NSN) 2012– 2013. Head of Global LTE Radio Access Business Line (VP) and Quality, Mobile Broadband NSN, 2011–2012. Head of Product Management, Network Systems, NSN 2010. Head of Product Management, Radio Access, NSN 2009. Head of WCDMA/HSPA and Radio Platforms Product Management, NSN 2008. Head of WCDMA/HSPA Product Line Management, NSN 2007. General Manager, Radio Controller Product Management Nokia Networks, 2005–2007. Various other positions at Nokia since 1996. Member of the Board of Directors at F-Secure Oyj. Member of the Board of Technology Industries of Finland. Chief Financial Officer (CFO). Group Leadership Team member since 2020. Joined Nokia in 2020. Master’s degree in Business Administration, University of Uppsala, Sweden. Studies in management and strategic leadership, including at Duke Business School, Durham, the United States; IMD, Switzerland and Stockholm School of Economics, Sweden. President, Wärtsilä Energy and Executive Vice President, Wärtsilä Group 2018– 2020. Executive Vice President and CFO, Wärtsilä Group 2013–2018. Executive Vice President and CFO, SSAB Group 2008–2013. Vice President, Business Control, SSAB Group 2007–2008. CFO, Eltel Networks 2006–2007. Vice President of Business Development, Eltel Networks 2004–2005. Head of Service Division, Eltel Networks 2003–2004. Vice President, Corporate Development, Eltel Networks 2002–2003. Vice President, Strategy & Business Development, NCC Group 1999–2002. Head of Strategic Planning, NCC Group 1998–1999. Group Controller, NCC Group 1996–1998. Vice Chair of the Board of Directors of Neste Corporation 2019–2023 and member of the Board 2015–2023. Business overview Corporate governance Board review Financial statements Other information 49 Corporate governance statement continued Nokia in 2024

20 Risk management, internal control and internal audit functions at Nokia Risk management principles We have a systematic and structured approach to risk management. It covers strategic, operational, financial, compliance and reputational risks and opportunities, including potentially material impacts to people and the environment. The principles documented in the Nokia Enterprise Risk Management (ERM) Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes: ■ ERM is an integral part of Nokia’s objective setting and key decision making Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of strategy and financial planning. Those are monitored as part of the management and business performance information flow. Our overall risk management concept is based on managing the key risks that would prevent us from meeting our objectives, rather than focusing on eliminating all risks. ■ ERM is an integral part of Nokia’s corporate governance ERM accountability runs through the Company and is embedded into Nokia corporate governance. The Board of Directors and the Group Leadership Team are committed to effective risk management as a core management capability that supports Nokia in achieving strategic, tactical and operational business objectives and in managing business performance. ■ Risk ownership follows business ownership Nokia ERM is aligned to the overall Nokia governance model, where Nokia’s businesses are accountable for meeting approved plans and targets as agreed within Nokia. Each business or function head is an owner of the risks in their respective responsibility area and is responsible for identifying and managing key risks and capturing opportunities. ■ ERM is an area of continuous improvement ERM is an area of continuous improvement for Nokia. The Chief Financial Officer, who also functions as the Chief Risk Officer, provides guidance and sponsors the development of ERM practices and ERM improvement. In addition to the principles defined in the Nokia Enterprise Risk Management Policy, other key corporate level policies reflect the implementation of specific aspects of risk management. Cybersecurity Risk Management Nokia, along with its partners and contracted third parties, faces cybersecurity threats like ransomware, viruses, worms and other malicious software, unauthorized modifications, or illegal activities that may cause potential security risks and other harm to Nokia, its customers or consumers and other end-users of Nokia’s products and services. The dynamic nature of IT technologies makes it challenging to fully mitigate these risks. The cybersecurity incidents may lead to lengthy and costly incident response, remediation of the attack affecting business continuity, or breach and legal proceedings and fines imposed on us, as well as adverse effects to our reputation and brand value. Despite ongoing investments, preventing, detecting and containing cyber-attacks remain challenging. Additionally, the cost and operational consequences of implementing further information system protection measures, especially if prescribed by national authorities, could be significant. We may not be successful in implementing such measures in due time, which could lead to business disruptions. The regulatory framework around responding to and disclosing such events is in flux. We may not be able to comply with the regulations that must be implemented or such compliance may negatively impact our ability to deal with the underlying event. We face a number of cybersecurity risks within our business. Although such risks have not materially affected us thus far, including our business strategy, results of operations, or financial condition, we have from time to time experienced threats to and breaches of our data and systems, including malware and computer virus attacks. We continue to address these challenges, but there is no guarantee against future attacks. Nokia has well-established cybersecurity processes built into its overall security risk management framework. This integration is achieved through the implementation of a security program set on various processes, such as cybersecurity risk management, third-party security risk management, security incident management and disaster recovery planning. In evaluation of the effectiveness of our cybersecurity processes and their alignment with the industry best practices, we have engaged and may engage in the future with third party advisers and consultants. The Chief Security Officer, who has the authority to establish and oversee the Nokia information security program, keeps Nokia’s executive leadership informed on program outcomes and highlights information security risks which may affect Nokia business and customers. Nokia’s executive leadership provides direction and support and has the responsibility to execute the program within their own domains. Key principles are communicated through the Nokia Information Security Policy, applicable also to third parties and collaborators and supported by topical Standard Operation Procedures and guidelines. Nokia’s security ambition is reflected in the supplier selection processes, contracts and supplier (re)assessments ensuring effective security is in place in our supply chain and with our third-party partners. We are dedicated to adhering to applicable laws, regulations, contractual commitments, and industry best practices, including but not limited to ISO 27001, NIST SP 800 series, the Cloud Security Alliance Control Matrix, and the Information Security Forum. Nokia’s cybersecurity incidents are handled in the Security Incident Management Process, which covers all phases of incident response, including preparation, identification, containment, eradication, recovery and post-incident analysis. Each confirmed cybersecurity-related incident is assessed against a classification scheme (impact on confidentiality, integrity and availability of the related asset, urgency, and priority of the security incident). Significant cybersecurity incidents are elevated and managed by a cross-functional, executive management-level team, which is responsible for making the necessary decisions and prioritizing actions that can minimize the impact of the security incident to Nokia and its customers. Members from the CFO and Legal, Compliance & Sustainability teams are responsible for determining the materiality of the security incident and promptly informing the Audit Committee of the Board. The Nokia management team for assessing and managing cybersecurity threats includes members with training and experience in security risk management, security governance, cyber resilience, security incident management, information technology, cybersecurity legal and compliance requirements and disclosures. For an overview of the training and experience of the members of the Board and our assessment of their experience and skills related to cybersecurity, please see “Main corporate governance bodies of Nokia—Board of Directors”. Business overview Corporate governance Board review Financial statements Other information 50 Corporate governance statement continued Nokia in 2024

21 Description of internal control procedures in relation to the financial reporting process Management is responsible for establishing and maintaining adequate internal control over Nokia’s financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance to management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations framework (the “COSO framework”, 2013) and the Control Objectives for Information and Related Technology (COBIT) framework of internal controls. The assessment is performed based on a top-down risk assessment of our financial statements covering significant accounts, processes and locations, corporate-level controls and information systems’ general controls. As part of its assessment, management has documented: ■ the corporate-level controls, which create the “tone from the top” containing the Nokia values and Code of Conduct and which provide discipline and structure to decision-making processes and ways of working. Selected items from our operational mode and governance principles are separately documented as corporate-level controls; ■ the significant processes: (i) give a complete end-to-end view of all financial processes; (ii) identify key control points; (iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and (v) enable internal control management within Nokia; ■ the control activities, which consist of policies and procedures to ensure management’s directives are carried out and the related documentation is stored according to our document retention practices and local statutory requirements; and ■ the information systems’ general controls to ensure that sufficient IT general controls, including change management, system development and computer operations, as well as access and authorizations, are in place. Further, management has also: ■ assessed the design of the controls in place aimed at mitigating the financial reporting risks; ■ tested operating effectiveness of all key controls; and ■ evaluated all noted deficiencies in internal controls over financial reporting in the interim and as of year end. In 2024, Nokia has followed the procedures as described above and has reported on the progress and assessments to management and to the Audit Committee of the Board on a quarterly basis. Description of the organization of the internal audit function We have an internal audit function that examines and evaluates the adequacy and effectiveness of our system of internal control. Internal audit reports to the Audit Committee of the Board. The head of the internal audit function has direct access to the Audit Committee, without the involvement of management. The internal audit staffing levels and annual budget are approved by the Audit Committee. All authority of the internal audit function is derived from the Board. The internal audit aligns to the business by business group and function. Annually, a risk-based internal audit plan is developed taking into account key business risks, emerging risks, external factors and input from management.This plan is approved by the Audit Committee. Audits are completed across business groups and functions. The results of each audit are reported to management identifying issues, financial impact, if any, and the correcting actions to be completed. Quarterly, the internal audit function communicates the progress of the internal audit plan completion, including the results of the closed audits, to the Audit Committee. Any changes to the risk environment impacting the internal audit plan are presented to the Audit Committee for review and approval on a quarterly basis. Internal audit also works closely with Internal Controls and Ethics and Compliance offices to review any financial and compliance concerns brought to light from various channels and, where relevant, works with Enterprise Risk Management to ensure priority risk areas are reviewed through audits. “Management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations framework (the “COSO framework”, 2013) and the Control Objectives for Information and Related Technology (COBIT) framework of internal controls.” Business overview Corporate governance Board review Financial statements Other information 51 Corporate governance statement continued Nokia in 2024

22

Related party transactions

We determine and monitor related parties in accordance with the International Accounting Standards (IAS 24, Related Party Disclosures) and other applicable regulations including the applicable U.S. securities laws. We maintain information on our related parties, as well as monitor and assess related party transactions. As a main principle, all transactions should be conducted at arm's-length and as part of the ordinary course of business. In exceptional cases where these principles would be deviated from, Nokia would set up a separate process to determine the related parties in question and to seek relevant approvals in accordance with internal guidelines and applicable regulations.

Main procedures relating to insider administration

Our insider administration is organized according to the applicable European Union and Finnish laws and regulations as well as applicable U.S. securities laws and regulations. In addition, Nokia has adopted the Nokia Insider Trading Policy, approved by the Board of Directors, which sets out Nokia-wide rules and practices to ensure full compliance with applicable rules and that inside information is recognized and treated in an appropriate manner and with the highest integrity. The Nokia Insider Trading Policy is applicable to all directors, executives and employees of Nokia.

Persons discharging managerial responsibilities

Nokia has identified members of the Board of Directors and the Group Leadership Team as persons discharging managerial responsibilities who, along with persons closely associated with them, are required to notify Nokia and the Finnish Financial Supervisory Authority of their transactions with Nokia's financial instruments. Nokia publishes the transaction notifications.

In addition, according to the Nokia Insider Trading Policy, persons discharging managerial responsibilities are obligated to clear a planned transaction in Nokia's financial instruments in advance with the person in charge of the insider administration. It is also recommended that trading and other transactions in Nokia's financial instruments are carried out in times when the information available to the market is as complete as possible.

Closed window

Persons discharging managerial responsibilities are subject to a closed window period of 30 calendar days preceding the disclosure of Nokia's quarterly or annual result announcements, as well as the day of the disclosure. During the closed window period, persons discharging managerial responsibilities are prohibited from dealing in Nokia's financial instruments.

Nokia has imposed this closed window period also on separately designated financial reporting persons who are recurrently involved with the preparation of Nokia's quarterly and annual results announcements. These persons are separately notified of their status as designated financial reporting persons.

Insider registers

Nokia does not maintain a permanent insider register. Insiders are identified on a case-by-case basis for specific projects and are notified of their insider status. Persons included in a project-specific insider register are prohibited from dealing in Nokia's financial instruments until the project ends or is made public.

Supervision

Our insider administration's responsibilities include, among other matters, internal communications related to insider matters and trading restrictions, setting up and maintaining our insider registers and arranging related trainings, as well as organizing and overseeing compliance with the insider rules.

Violations of the Nokia Insider Trading Policy must be reported to the head of Corporate Legal. Nokia employees may also use channels stated in the Nokia Code of Conduct for reporting incidents involving suspected violations of the Nokia Insider Trading Policy.

Auditor fees and services

Deloitte Oy, based in Helsinki, Finland, served as our auditor and our sustainability reporting assurer for the financial year ended 31 December 2024 and as our auditor for the financial year ended 31 December 2023. The auditor and the sustainability reporting assurer are elected annually by our shareholders at the Annual General Meeting for the next financial year commencing after the election. On an annual basis, the Audit Committee of the Board prepares a proposal to the shareholders regarding the appointment of the auditor and the sustainability reporting assurer based upon its evaluation of the qualifications and independence of the auditor and the sustainability reporting assurer to be proposed for election.

The following table presents fees by type paid to Deloitte's network of firms for the years ended 31 December:

EURm	2024	2023
Audit fees[1]	18.5	20.2
Audit-related fees[2]	2.5	1.7
Tax fees[3]	0.2	0.4
All other fees[4]	0.1	0.3
Total	**21.3**	**22.6**

(1) Audit fees consist of fees incurred for the annual audit of the Group's consolidated financial statements and the statutory financial statements of the Group's subsidiaries.

(2) Audit-related fees consist of fees billed for sustainability reporting assurance approximately EUR 1.4 million as well as other assurance and related services that are reasonably related to the performance of the audit or review of the Group's financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice and assistance in connection with local statutory accounting requirements; due diligence related to mergers and acquisitions; and audit procedures in connection with investigations in the pre-litigation phase and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor can reasonably provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.

(3) Tax fees include fees billed for: (i) services related to tax compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; compliance reviews, advice and assistance on other indirect taxes; and transaction cost analysis; (ii) services related to tax audits; (iii) services related to individual compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying for visas, residency, work permits and tax status for expatriates); (iv) services related to technical guidance on tax matters; (v) services related to transfer pricing advice and assistance with tax clearances; and (vi) tax consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers).

(4) Other fees include fees billed for Company establishments, liquidations, forensic accounting, data security, other consulting services and reference materials and services.